FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

December 18, 2007

Item 3: News Release:

A news release dated and issued on December 18, 2007 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Intersects New Gold Zone and Delineates Additional Moly at Almaden

Item 5: Full Description of Material Change:

December 18, 2007 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   report assay results from an additional 16 holes drilled at its 100% controlled Almaden gold project in southwestern Idaho.  With the completion of drilling for the new 43-101 resource calculation, the Company has been focusing its latest drilling on identifying strike extensions to its gold mineralization, and further delineating the consistent molybdenum mineralization identified in the North Zone as well as in the northern portions on the Main Zone.  These latest drill results provide encouragement that the Almaden project has the potential to continue to grow in size, and that molybdenum may play a significant role in enhancing the returns of the project.

Freegold’s first significant step-out drilling was conducted in the Stinking Water basin area, located 1,700 feet east of the North Zone.  This area was previously identified as prospective by a prior operator through scattered, widely-spaced drilling, which returned some of the highest-grade gold assays within the deposit area.  Previous drilling in this basin was done on spacings of up to 500 feet, was never followed up with in-fill drilling, and was never factored in to any previous resource calculations.  Freegold’s first hole (SW C44) into the basin was a core hole drilled to a depth of 197 feet.   Significant assays from this hole include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
SW C44	30	197	167	0.026	0.88
including	85	160	75	0.039	1.34

Mineralization in this hole remains open at depth, with the last interval at the bottom of the hole grading 0.025 oz/ton (0.88 g/t).   While none of the previous operators assayed for any elements other than gold and silver, it is encouraging to note the surface molybdenum values in this 1,700 foot step-out hole from the North Zone.  One interval graded 0.023% MoS2 over a 119 foot interval (from 35 to 154 feet), including a higher-grade section which graded 0.046% MoS2 over a 50 foot interval (from 35 to 85 feet).

Five additional shallow RC holes step-out holes (SW 45 to SW 48, and SW 50) were also drilled.  As the water table in this basin occurs 20 feet below surface, high water inflows into these holes through the porous surrounding rock made sample collection difficult as cuttings were washed out of the sample collection containers before they could settle.  The porous rocks also caused compressed air to be diverted away from the collection zone at the bit face, washing cuttings into the surrounding rocks and causing surface mud boils around the drill.  As a result of these quality control issues, the results from the five holes cannot be relied upon, and further testing of the extents of gold mineralization in this area must await the return of a core rig in the future.

Following the completion of the Phase 1 resource expansion drilling program, the RC drill rig was returned to the North Zone to determine whether the molybdenum grades picked up through scattered in-fill drilling as part of the new resource calculation, would remain consistent with closer drill spacing.  Molybdenum grades previously reported from Phase 1 drilling included:

North Zone Molybdenum Assays Reported July 9, 2007

Hole Number	From (foot)	To (foot)	Thickness (feet)	Mo Grade (% MoS2)
655	10	200	190	0.049%
Including	15	30	15	0.100%
670	5	200	195	0.046%
Including	30	150	120	0.070%
681	10	165	155	0.064%
685	5	185	180	0.060%
Including	30	55	25	0.176%
690	5	150	145	0.030%
701	30	185	155	0.031%
702	5	205	200	0.038%
703	25	195	170	0.039%
C42	30	120	90	0.065%
Including	45	70	25	0.137%
C70	95	155	60	0.050%
C77	0	205	205	0.031%

A total of 10 new RC holes (690, 723 to 731) were drilled as part of the Phase 2 drilling, bringing the average drill spacing for holes with molybdenum assays to approximately 200 feet.  The gold mineralization intersected in these new holes in the lower grading North Zone (containing 13% of the total tonnage in the 2006 43-101 resource calculation) were generally consistent with previous results, and should allow a greater portion of this mineralization to be upgraded to higher resource categories due to the further reduction of drill spacing.  Significant gold assay results from these holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
690	5	155	150	0.008	0.26
723	5	180	175	0.022	0.74
Including	5	130	125	0.026	0.91
724	5	170	165	0.020	0.68
Including	10	95	85	0.030	1.01
726	10	80	70	0.018	0.60
727	5	175	170	0.015	0.50
Including	5	75	70	0.023	0.80
728	5	145	140	0.018	0.61
Including	30	120	90	0.022	0.75
729	15	120	105	0.021	0.71
730	5	110	105	0.020	0.70
731	10	185	175	0.019	0.64

The new in-fill drilling also confirms the consistency of the molybdenum values with significant grades starting at surface and occurring over thicknesses ranging from 100 to 300 feet.   Significant molybdenum assays from these 10 RC holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	MoS2 (%)
690	5	155	150	0.030
723	5	120	115	0.051
including	5	80	75	0.071
724	5	210	205	0.029
including	10	100	90	0.043
725	5	125	120	0.031
including	25	65	40	0.051
726	10	300	290	0.032
including	10	80	70	0.052
including	145	175	30	0.069
727	5	185	180	0.034
including	5	40	35	0.062
728	5	300	295	0.026
including	5	80	75	0.052
729	5	120	115	0.034
730	5	150	145	0.025
731	10	185	175	0.050
including	130	170	40	0.071

Freegold’s recent drilling has also targeted the syncline area between the Main and North Zones, where drilling by previous operators was limited to 100 feet in depth.  Freegold’s drilling was aimed at determining if sufficient deeper mineralization existed within the syncline area to allow the two zones to be joined in a future pit design.   While the five RC holes (700, 713-716, and 722) did not encounter significant intervals of resource grade gold mineralization, the molybdenum envelope is seen extending into the syncline.  Holes 700 and 722 both intersected molybdenum grading 0.031% MoS2 over intervals of 70 feet (from 120 to 190 feet) and 175 feet (from 5 to 180 feet) respectively.  Hole 713, located within the center part of the syncline,  300 feet to the south of the North Zone also returned 60 feet (from 30 to 90 feet) grading 0.027% MoS2.

Molybdenum mineralization in the North Zone has now been tested with 21 holes that cover an area roughly 1,300 feet long by 500 feet long.  The arithmetic average of the molybdenum intercepts reported to date from these holes is 0.038% MoS2 over an average thickness of 170 feet.  While the Company is still evaluating the significance of these molybdenum occurrences in relation to the genesis and configuration of the gold mineralization, the molybdenum may be an important element in the future development of the project.  As part of its on-going reviews of the project, Freegold is commencing new metallurgical test-work at McClelland laboratories in Reno, NV aimed at evaluating a variety of processing methods that may be used to capture this potentially valuable mineral by-product.

Freegold is also pleased to report that work is also proceeding on its new 43-101 gold resource calculation.  All of the assays from the Phase 1 drilling have now been received and entered into the data-base, and the last of the geological cross-sections in support of the geological model are being digitized and will be incorporated into the block modelling that will be initiated shortly.

Diamond drill core and RC samples are generally analysed on five-foot intervals. All samples are shipped to ALS Chemex at its Winnemucca, NV laboratory for preparation. Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis. Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of December 2007.